July 12, 2010
VIA EDGAR
Mr. John Reynolds
Assistant Director—Division of Corporation Finance
Office of Beverages, Apparel and Health Care Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The TJX Companies, Inc. (“TJX”) Form 10-K for Fiscal Year Ended January 30, 2010 and filed March 30, 2010 File No.: 1-04908
Dear Mr. Reynolds:
     TJX confirms that it is in receipt of a comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission, dated June 25, 2010, regarding the above-referenced Form 10-K. The Comment Letter requests that TJX respond within 10 business days or tell the Staff when TJX will respond. TJX is working with management and internal and external legal counsel to address the points in the Comment Letter, one of which requires substantive analysis of TJX’s programs and applicable law. In order to fully respond to the Comment Letter, TJX believes it will need until August 12, 2010. TJX appreciates the Staff’s willingness to allow for the additional time.
     If you have any questions regarding this letter, please do not hesitate to contact our counsel at Ropes & Gray, Mary Weber (617-951-7391) or Adam Fliss (617-235-4927).

Best regards,

/s/ Ann McCauley Ann McCauley, Esq.
Executive Vice President, General Counsel